UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                               For MAY 02, 2006



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated May 02, 2006  -  Blocklisting Interim Review



                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The FSA


Date: 02 May 2006

AVS No:

Name of applicant:                        Bunzl plc

Name of scheme:                           Sharesave Scheme 1991

Period of return:              From:      1 November 2005 To:     30 April 2006

Balance under scheme from previous        457,073 ordinary shares of 321/7p
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted      154,774 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/      302,299 ordinary shares of 321/7p
allotted at end of period

Number and class of securities originally 272,320 ordinary shares of 321/7p
listed and the date of admission          (6 June 2005)

Total number of securities in issue at    347,042,629 ordinary shares of 321/7p
the end of the period


Name of contact:                          Mrs A C Matthews
Address of contact:                       110 Park Street, London W1K 6NX
Telephone number of contact:              020 7495 4950



SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The FSA


Date: 02 May 2006

AVS No:

Name of applicant:                       Bunzl plc

Name of scheme:                          1994 Executive Scheme

Period of return:              From:     1 November 2006 To:    30 April 2006

Balance under scheme from previous       483,083 ordinary shares of 321/7p
return:

The amount by which the block scheme has 935,058 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     1,307,569 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     110,572 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           1,076,618 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   347,042,629 ordinary shares of 321/7p
the end of the period


Name of contact:                         Mrs A C Matthews
Address of contact:                      110 Park Street, London W1K 6NX
Telephone number of contact:             020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The FSA


Date: 02 May 2006

AVS No:

Name of applicant:                       Bunzl plc

Name of scheme:                          Sharesave Scheme 2001

Period of return:              From:     1 November 2005 To:    30 April 2006

Balance under scheme from previous       386,180 ordinary shares of 321/7p
return:

The amount by which the block scheme has 320,000 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     516,958 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     189,222 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           503,430 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   347,042,629 ordinary shares of 321/7p
the end of the period


Name of contact:                         Mrs A C Matthews
Address of contact:                      110 Park Street, London W1K 6NX
Telephone number of contact:             020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The FSA


Date: 02 May 2006

AVS No:

Name of applicant:                       Bunzl plc

Name of scheme:                          International Sharesave Scheme

Period of return:              From:     1 November 2005 To:    30 April 2006

Balance under scheme from previous       200,942 ordinary shares of 321/7p
return:

The amount by which the block scheme has Nil been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     282 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     200,660 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           271,588 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   347,042,629 ordinary shares of 321/7p
the end of the period


Name of contact:                         Mrs A C Matthews
Address of contact:                      110 Park Street, London W1K 6NX
Telephone number of contact:             020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.





                        BLOCK LISTING SIX MONTHLY RETURN


INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.


To: The FSA


Date: 02 May 2006

AVS No:

Name of applicant:                       Bunzl plc

Name of scheme:                          Long Term Incentive Plan

Period of return:              From:     1 November 2005 To:    30 April 2006

Balance under scheme from previous       104,237 ordinary shares of 321/7p
return:

The amount by which the block scheme has 325,203 ordinary shares of 321/7p been increased, if the scheme has been increased since the date of the last return:

Number of securities issued/allotted     86,500 ordinary shares of 321/7p
under scheme during period:

Balance under scheme not yet issued/     342,940 ordinary shares of 321/7p
allotted at end of period

Number and class of securities           357,142 ordinary shares of 321/7p
originally listed and the date of        (6 June 2005)
admission

Total number of securities in issue at   347,042,629 ordinary shares of 321/7p
the end of the period


Name of contact:                         Mrs A C Matthews
Address of contact:                      110 Park Street, London W1K 6NX
Telephone number of contact:             020 7495 4950


SIGNED BY PN Hussey
____________________________________________

Director/company secretary/suitably experienced employee/duly authorised officer,

for and on behalf of

Bunzl plc
_______________________________________________

Name of applicant


If you knowingly or recklessly give false or misleading information you may be liable to prosecution.



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  May 02, 2006                           By:__/s/ Michael Roney__

                                              Title:   Chief Executive Officer